Filed pursuant to Rule 253(g)(2)

File No. 024-10777

SUPPLEMENT DATED AUGUST 27, 2020

TO

OFFERING CIRCULAR DATED SEPTEMBER 5, 2019

IRON BRIDGE MORTGAGE FUND, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 5, 2019 of Iron Bridge Mortgage Fund, LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1462371/000147793219005331/iron_253g2.htm

The purpose of this supplement is to announce a change in the Interest Rate payable on the Company’s Senior Secured Demand Notes (the "Senior Notes").

Interest Rate Change

As described in the Offering Circular, the Company may change the Interest Rate on the Senior Notes at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding.

On August 27, 2020, the Company issued a Rate Change Notice announcing that the Interest Rate on the Senior Notes would be reduced from six percent (6%) to five and one-half percent (5.5%) effective November 25, 2020 (the “Interest Rate Change”). The Interest Rate Change will apply to all Senior Notes that are outstanding on November 25, 2020, and to all Senior Notes that are issued on or after November 25, 2020 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a Supplement thereto.

On or around the effective date of the Interest Rate Change, the Company intends to issue a further Rate Change Notice (the “Follow-on Rate Change Notice”), and file with the SEC and distribute to prospective investors a corresponding supplement to the Offering Circular, announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%) (the “Follow-on Rate Change”). The Follow-on Rate Change would be effective ninety (90) days after the date of the Follow-on Rate Change Notice, and would apply to all Senior Notes that are outstanding on the effective date, and to all Senior Notes that are issued on or after the effective date and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto. The Company reserves the right in its sole discretion to delay, modify or abandon the Follow-on Rate Change at any time prior to issuing the Follow-on Rate Change Notice.

Any Interest Rate change on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to purchase Senior Notes.